April 26, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:              Mr. Tom Kluck

                                Legal Branch Chief

Re:                          Alexander’s, Inc.

                                Form 10-K for the year ended December 31, 2011

                                File No. 001-06064

Dear Mr. Kluck:

                Please find herein our response to your letter dated April 3, 2012, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Alexander’s, Inc. (“Alexander’s,” or the “Company”) regarding the above referenced filing with the Commission.  We have carefully considered the Staff’s comments and have provided additional information, as requested.  For your convenience, we have included the Staff’s comment before each of our responses.

General

  Please be advised that we may issue additional comments to your filing after you file your preliminary proxy statement on Schedule 14A.

Response

The Company acknowledges the Staff’s comment.

Item 2, Properties, page 17

  We note that you disclose “average annualized rent per square foot.”  In future Exchange Act periodic reports, please disclose how tenant concessions, such as free rent, or tenant reimbursements have impacted your average annualized rent.

Response

The Company notes for the information of Staff that “average annualized rent per square foot” provided in the property table on page 17 excludes the impact of tenant concessions such as free rent and tenant reimbursements, consistent with the manner in which market rents are quoted in the industry.  In future Exchange Act periodic reports, the Company will expand its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide details of its property leasing activity, including the amount of tenant improvements and leasing commissions per square foot and per square foot per annum. The Company will also disclose in its future Exchange Act periodic reports that contain a property table that “average annualized rent per square foot” does not include the impact of tenant concessions such as free rent and tenant reimbursements and will make reference to the leasing activity disclosure to be included in future Management’s Discussion and Analysis of Financial Condition and Results of Operations.

  We note that your property portfolio includes office and retail usage.  In future Exchange Act periodic filings, please also include property data for your office space, such as lease expirations, or explain why such disclosure is not necessary.

Response

The Company notes for the information of the Staff that the office space in the Company’s portfolio resides only at the Company’s 731 Lexington Avenue property and aggregates 885,000 square feet, all of which is leased to one tenant, Bloomberg L.P.  The Company also notes that it has in the past (see details provided in Item 2 – Properties on page 17 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011) and intends in the future to continue to, disclose relevant property data for this space, including annualized rent per square foot and lease expirations/options within Item 2 – Properties in future Annual Reports on Form 10-K.

Operating Properties, page 18

  Excluding leases currently renewed on a month-to-month basis, we note that approximately 12% of your square footage under lease expires during 2012.  In future Exchange Act periodic reports, please expand your disclosure in this section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Response

In future Exchange Act periodic reports, the Company will include details of its property leasing activity in Management’s Discussion and Analysis of Financial Condition and Results of Operations, including weighted average starting rents (indicative of market rents at that time) and prior escalated rents per square foot for spaced leased in both the quarter and year-to-date periods, and make reference to its leasing activity disclosure in Item 2 – Properties, of the Company’s Annual Report on Form 10-K.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

  We note your disclosure on page 45 that your chief operating decision-maker assesses and measures segment operating results based on a performance measure referred to as net operating income (NOI).  Please confirm to us whether management views NOI or same store NOI as a key performance indicator.

Response

The Company confirms to the Staff that management currently views NOI as a key performance indicator as there have been no property acquisitions or dispositions or other non-recurring property level gains or losses in the periods presented in our Annual Report on Form 10-K for the year ended December 31, 2011.

Operating Expenses, page 28

  In future Exchange Act periodic reports, please provide more detailed disclosure regarding your leasing results for prior periods, such as the amount of leases that were new leases compared to renewal leases and trends in your tenant improvement costs, leasing commissions and tenant concessions.  Please disclose these costs on a per square foot basis.

Response

As indicated in the Company’s response to Comment 4. above, the Company will provide details of its property leasing activity for both the quarter and year-to-date periods, including the amount of square feet leased to new and existing tenants under lease renewals and extensions, weighted average annual starting rents per square foot, prior weighted average escalated rents per square foot, average lease term and weighted average tenant improvement and leasing commissions per square foot and per square foot per annum.

Item 15.  Exhibits and Financial Statement Schedules, page 115

  It appears that the schedules and exhibits for your loan and security agreement, filed as exhibit 10.50, were not included when you filed that agreement originally.  Please file the noted agreement, complete with the schedules or exhibits, with your next periodic filing, in accordance with Item 601(b)(10) of Regulation S-K or tell us why the agreement is no longer material.

Response

The Company will re-file Exhibit 10.50 in its entirety with its next Exchange Act periodic report, except that the Company plans to request confidential treatment of certain highly confidential competitive information contained in Schedule 4.1.27 (Rent Roll).  The Company notes for the information of the Staff that Exhibit C to exhibit 10.50, the Standard Form of Lease, provides for a number of exhibits that are specific to future lease agreements and accordingly will not be included in exhibit 10.50 as re-filed.

We acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Sincerely

/s/ Alan J. Rice

Alan J. Rice – Secretary

Cc:                          Daniel Gordon

                                Jonathan Wiggins

                                (Division of Corporation Finance)

                                Michael Aronesty

                                (Deloitte & Touche LLP)

                                Steven Roth

                                Joseph Macnow

                                (Alexander’s, Inc.)